OZ SAFEROOMS TECHNOLOGIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2025

*(REVIEWED)*

# TABLE OF CONTENTS



# Webb CPA, P.A.

## Certified Public Accountants

1903 South Congress Avenue, Suite 340
Boynton Beach, FL 33426 / (561) 752-1721

### INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Oz Saferooms Technologies, Inc.

We have reviewed the accompanying financial statements of Oz Saferooms Technologies, Inc., which comprise the balance sheet as of December 31, 2025 and the related statement of operations, statement of changes in stockholder's equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying procedures to management's financial data and making inquiries of the company owner. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

The owner is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Oz Saferooms Technologies, Inc., and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our review.

**Accountant's Conclusion**

Based on our review we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Report on 2024 Financial Statements**

The financial statements of Oz Saferooms Technologies, Inc., as of December 31, 2024, were reviewed by other accountants whose report dated May 10, 2025, stated that based on their procedures, they are not aware of any material modifications that should be made to the financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

*Webb CPA, P.A.*

WEBB CPA, P.A.
Certified Public Accountants

Boynton Beach, Florida
April 28, 2026

## OZ SAFEROOMS TECHNOLOGIES, INC.
## Balance Sheet
### *(Reviewed)*

| | | December 31, 2025 | | December 31, 2024 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| CURRENT ASSETS: | | | | |
| Cash | $ | 47,852 | $ | 132,795 |
| Inventory, net | | 149,816 | | 149,816 |
| Prepaid expenses and other current assets | | 41,955 | | 34,091 |
| Total current assets | | 239,623 | | 316,702 |
| Property and equipment, net | | 1,692,732 | | 1,764,800 |
| TOTAL ASSETS | $ | 1,932,355 | $ | 2,081,502 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | | |
| CURRENT LIABILITIES: | | | | |
| Accounts payable | $ | 70,503 | $ | 108,064 |
| Accrued expenses | | 40,250 | | 50,889 |
| Loan payable - related party | | 2,000 | | - |
| Note payable - related party | | 13,318 | | 12,925 |
| Notes payable | | 53,164 | | 49,477 |
| Total current Liabilities | | 179,235 | | 221,355 |
| Long Term liabilities | | | | |
| Note payable - related party | | 228,825 | | 242,143 |
| Notes payable | | 432,678 | | 387,143 |
| Total long term Liabilities | | 661,503 | | 629,286 |
| TOTAL LIABILITIES | | 840,738 | | 850,641 |
| COMMITMENTS AND CONTINGENCIES (NOTE 8) | | - | | - |
| STOCKHOLDERS' EQUITY: | | | | |
| Preferred stock  $0.0005 par value; 500,000 shares authorized; No shares issued and outstanding at December 31, 2025 and 2024 | | - | | - |
| Preferred stock Series A  $0.0005 par value; 9,500 shares authorized; 9,500 and 9,500 shares issued and outstanding at December 31, 2025 and 2024, respectively | | 5 | | 5 |
| Common stock, $0.0005 par value; 100,000,000 shares authorized; 7,116,300 and 7,115,500 shares issued and outstanding at December 31, 2025 and 2024, respectively | | 3,560 | | 3,560 |
| Additional paid-in capital | | 5,584,451 | | 5,580,451 |
| Accumulated Deficit | | (4,496,399) | | (4,353,155) |
| TOTAL STOCKHOLDERS' EQUITY | | 1,091,617 | | 1,230,861 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ | 1,932,355 | $ | 2,081,502 |

The accompanying notes are an integral part of these reviewed financial statements.

**OZ SAFEROOMS TECHNOLOGIES, INC.**
**Statement of Operations**
*(Reviewed)*

| | | December 31, 2025 | | December 31, 2024 |
|---|---|---|---|---|
| REVENUES | | | | |
| Sales | $ | 1,955,323 | $ | 2,132,315 |
| | | | | |
| Cost of Goods Sold | | 1,505,846 | | 1,637,561 |
| | | | | |
| GROSS PROFIT | | 449,477 | | 494,754 |
| | | | | |
| OPERATING EXPENSES | | | | |
| Advertising and Marketing | | 18,023 | | 18,124 |
| Payroll and Contractors | | 210,271 | | 197,815 |
| Professional Fees | | 92,650 | | 54,600 |
| Taxes and License | | 6,247 | | 13,203 |
| Deprecation Expense | | 10,708 | | 7,298 |
| General and Administrative | | 235,742 | | 189,330 |
| TOTAL OPERATING EXPENSES | | 573,641 | | 480,370 |
| | | | | |
| INCOME (LOSS) FROM OPERATIONS | | (124,164) | | 14,384 |
| | | | | |
| OTHER INCOME (EXPENSES) | | | | |
| Interest Expense | | (40,890) | | (45,603) |
| Net Proceeds from Insurance Settlement | | 21,456 | | - |
| Interest Income | | 355 | | 148 |
| TOTAL OTHER INCOME (EXPENSES) | | (19,079) | | (45,455) |
| | | | | |
| NET LOSS BEFORE TAXES | | (143,243) | | (31,071) |
| | | | | |
| INCOME TAX EXPENSE | | - | | - |
| | | | | |
| NET LOSS | $ | (143,243) | $ | (31,071) |

The accompanying notes are an integral part of these reviewed financial statements

**OZ SAFEROOMS TECHNOLOGIES, INC.**
**Statement of Changes in Stockholder's Equity**
**For the Year Ended December 31, 2025**
*(Reviewed)*

| | Preferred Stock | | Common Stock | | | | Total |
| | Number of Shares | Amount | Number of Shares | Amount | APIC | Accumulated Deficit | Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| Balance at December 31, 2023 | 9,500 | $ 5 | 7,115,500 | $ 3,560 | $ 5,580,451 | $ (4,322,084) | $ 1,261,932 |
| Net Loss | - | - | - | - | - | (31,071) | (31,071) |
| Balance at December 31, 2024 | 9,500 | 5 | 7,115,500 | 3,560 | 5,580,451 | (4,353,155) | 1,230,861 |
| Issuance of stock for services | - | - | 800 | - | 4,000 | - | 4,000 |
| Net Loss | - | - | - | - | - | (143,244) | (143,244) |
| Balance at December 31, 2025 | 9,500 | $ 5 | 7,116,300 | $ 3,560 | $ 5,584,451 | $ (4,496,399) | $ 1,091,617 |

The accompanying notes are an integral part of these reviewed financial statements

4

## OZ SAFEROOMS TECHNOLOGIES, INC.
### Statement of Cash Flows
#### *(Reviewed)*

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net loss | $ (143,244) | $ (31,071) |
| Adjustments to reconcile net loss to net cash | | |
| provided by (used in) operating activities: | | |
| Stock issued for services | 4,000 | - |
| Depreciation | 80,068 | 68,342 |
| Amortization of loan costs | 76 | - |
| Changes in operating assets and liabilities: | | |
| Prepaid expenses and other current assets | (7,864) | (4,645) |
| Accounts payable | (37,561) | 30,173 |
| Accrued expenses | (10,639) | 24,259 |
| Net cash provided by (used in) operating activities | (115,164) | 87,058 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Acquisition of property and equipment | (8,000) | (712,486) |
| Decrease in other non current assets | - | 74,415 |
| Decrease in real estate deposit | - | 282,295 |
| Net cash used in investing activities | (8,000) | (355,776) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from note payable - related party | - | 261,702 |
| Proceeds from loan payable - related party | 2,000 | - |
| Proceeds from note payable, net of offering costs | 100,000 | - |
| Repayments of notes payable - related party | (12,925) | (13,500) |
| Repayments of note payable | (50,854) | - |
| Net cash provided by financing activities | 38,221 | 248,202 |
| **NET DECREASE IN CASH AND CASH EQUIVALENTS** | (84,943) | (20,516) |
| **CASH - BEGINNING OF YEAR** | 132,795 | 153,311 |
| **CASH - END OF YEAR** | $ 47,852 | $ 132,795 |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:** | | |
| Cash paid for: | | |
| Interest | $ 40,890 | $ 45,603 |
| Income taxes | $ - | $ - |
| **NON-CASH INVESTING AND FINANCING ACTIVITIES** | $ - | $ - |

The accompanying notes are an integral part of these reviewed financial statements.

## 1. Description of Organization and Business Operations

Oz Saferooms Technologies, Inc., ("Oz") is an Oklahoma corporation formed in October 2010, with headquarters located in Del City, Oklahoma. The Company designs and manufactures above-ground emergency shelters known as saferooms using a proprietary construction technique that delivers maximum protection against tornadoes, hurricanes, and other extreme weather events. The Company's saferooms are the only structures currently on the market that meet the National Performance Criteria for Tornado Shelters as established by the Federal Emergency Management Agency (FEMA).

The Company generates revenue through the construction and sale of both custom-built and prefabricated saferooms. These are either poured in place directly on a customer's property or fabricated in the Company's Del City facility and delivered using a specialized step-down big rig equipped with a knuckle crane for precise placement. In recent years, the Company has expanded its operations to serve out-of-state customers, offering prefabricated units that are shipped via third-party logistics providers for local installation by the buyer.

The Company's primary customers are residential homeowners and business owners located in tornado-prone regions of the United States.

The Company has gradually broadened its operational footprint while maintaining focus on its original mission of providing reliable, code-compliant shelter solutions. To support continued growth and expansion of market reach, the company plans to conduct a Regulation Crowdfunding campaign in 2025.

## 2. Basis of Accounting and Summary of Significant Accounting Policies

*Basis of Presentation*

The Company's financial statements are prepared in accordance with US generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

*Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments, which are evaluated on an ongoing basis, and that affect the amounts reported in our unaudited financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions that it believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the amounts of revenues and expenses that are not readily apparent from other sources. Actual results could differ from those estimates and judgments.

*Fair Value of Financial Instruments and Fair Value Measurements*

We adopted the guidance of Accounting Standards Codification ("ASC") 820 for fair value measurements which clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

(i) Level 1-Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

(ii) Level 2-Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

(iii) Level 3-Inputs are unobservable inputs which reflect the reporting entity's own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

The carrying amounts reported in the balance sheets for cash, accounts payable and accrued expenses, and loans due to related party approximate their fair market value based on the short-term maturity of these instruments. We did not have any non-financial assets or liabilities that are measured at fair value on a recurring basis as of December 31, 2025 and 2024.

ASC 825-10 "*Financial Instruments*", allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. We did not elect to apply the fair value option to any outstanding instruments.

## Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term highly liquid investments purchased with original maturities of three months or less. There were no cash equivalents at December 31, 2025 and 2024.

## Accounts Receivable

We perform ongoing credit evaluations of our customers' financial condition and generally, require no collateral from our customers. We evaluate the need for an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information. The contractual terms of each account determine its past due status. At December 31, 2025 and 2024, we recorded an allowance for doubtful accounts of $ -0- and $-0-, respectively. For the years ended December 31, 2025 and 2024 we recorded bad debt expense of $-0- and $-0-, respectively.

## Credit Losses

The Company accounts for Credit Losses (Topic 326), at the amortized cost net of an allowance for estimated credit losses such that the net receivable represents the present value of expected cash collection. In addition, this standard update requires that certain financial assets be measured at amortized cost reflecting an allowance for estimated credit losses expected to occur over the life of the assets. For the years ended December 31, 2025 and 2024, the Company did not have any reserve for credit losses.

## Inventory

Inventory consists of manufacturing costs incurred in connection with the Company's prefabricated saferoom units. Inventory is stated at the lower of cost or net realizable value, in accordance with US GAAP. As of December 31, 2025 and December 31, 2024, inventory was $149,816 and $149,816 respectively. The inventory balance remained unchanged during the year, as all units sold were constructed on customer premises and recognized as revenue upon completion and delivery. The reported inventory balance pertains solely to prefabricated saferoom units.

## Property, Plant and Equipment

Property, plant and equipment are stated at cost and depreciated principally on the straight-line method for financial reporting purposes at rates based on estimated useful lives of 5 to 39 years. For federal income tax purposes, depreciation is computed using the modified accelerated cost recovery system. Total depreciation expense for the years ended December 31, 2025 and 2024 was $80,068 and $68,342, respectively.

A summary of the Company's property and equipment is below:

| Property Type | Useful Life in Years | | December 31, 2025 | | December 31, 2024 |
|---|---|---|---|---|---|
| Building | 39 | $ | 731,808 | $ | 731,808 |
| Building Improvements | 39 | | 871,313 | | 871,313 |
| Vehicles | 5-7 | | 406,107 | | 398,107 |
| Office Furniture & Equipment | 5-7 | | 29,537 | | 29,537 |
| Machinery & Equipment | 5-7 | | 414,138 | | 414,138 |
| Land | - | | 458,600 | | 458,600 |
| Less Accumulated Depreciation | | | (1,218,771) | | (1,138,702) |
| **Totals** | | $ | 1,692,732 | $ | 1,764,800 |

### Long Lived Assets

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. We recognize an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset's estimated fair value and its book value. We did not record any impairment losses during the years ended December 31, 2025 and 2024.

### Revenue Recognition

We account for revenue in accordance with Topic 606, using the modified retrospective method. Revenues are recognized when we satisfy a performance obligation by transferring control of the promised goods to our customers at a point in time, in an amount specified in the contract with our customer and that reflects the consideration we expect to be entitled to in exchange for those goods. We also assess our customer's ability and intention to pay, which is based on a variety of factors including our customer's historical payment experience and financial condition.

The Company generates revenue by manufacturing and delivering prefabricated saferoom units and constructing custom saferooms on customers' premises. Its primary performance obligation is to deliver or install saferooms according to customer specifications. Revenue is recognized at a point in time which is either upon delivery of a prefabricated unit or completion of installation, which transfers to the customer. Customers typically pay in full upon completion or delivery.

Shipping and handling costs are charged to the customer and recorded as a component of revenues.

### Cost of Sales

The cost of manufactured products includes the cost associated with the raw materials, labor, and production overhead for the products manufactured in our facility.

The cost we incur from our shipping logistics companies to ship products to our customers is recorded as a component of our cost of goods.

### Payroll and Contractors

Payroll and contractors include salaried employees and contracted workers involved in the production, delivery, installation of saferooms, and administrative functions such as management, finance, and customer support.

*Advertising*

Advertising is expensed as incurred and is included in sales and marketing expenses. For the years ended December 31, 2025 and 2024, advertising expense was $18,023 and $18,124 respectively.

*Income Taxes*

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws. The 2021 through 2025 tax returns remain subject to audit by various federal and state taxing authorities.

*Related Parties*

Parties are considered to be related to us if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control. Related parties also include our principal owners, our management, members of the immediate families of our principal owners if one party can significantly influence the management and other parties might be prevented from fully pursuing their own separate interests. All related party transactions are recorded at historical cost.

The Company settled its total outstanding liability of $13,500, as disclosed in Note 4, to its executives: Andrew P. Zagorski (CEO) and James Caruso (VP) during 2024.

During 2025, an officer loaned the Company $2,000 for working capital. The loan is unsecured, non-interest bearing and due on demand.

*Leases*

We determine if an arrangement is or contains a lease at inception by assessing whether the arrangement contains an identified asset and whether it has the right to control the identified asset. Right-of-Use ("ROU") assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Lease liabilities are recognized at the lease commencement date based on the present value of future lease payments over the lease term. ROU assets are based on the measurement of the lease liability and also include any lease payments made prior to or on lease commencement and lease incentives and initial direct costs incurred, as applicable.

As the implicit rate in our leases is generally unknown, we used our incremental borrowing rate based on the information available at the lease commencement date in determining the present value of future lease payments. Lease costs for our operating leases are recognized on a straight-line basis within operating expenses over the reasonably assured lease term. We have elected to not separate lease and non-lease components for any leases within its existing classes of assets and, as a result, accounts for any lease and non-lease components as a single lease component. Leases with an initial maturity date of twelve months or less are expensed as incurred.

Prior to adoption of ASC 842, Leases as of January 1, 2022, we evaluated leases at their inception as either operating or capital leases, and renewal or expansion options, rent holidays, leasehold improvement allowances and other incentives on such lease agreements. During the years ended December 31, 2025 and 2024, we had no operating leases.

*Reclassifications*

Certain reclassifications were made to the 2024 financial statements to conform to the current presentation. These reclassifications had no effect on the balance sheet, statement of operations or cash flows.

*Recent Accounting Pronouncements*

All other recent accounting pronouncements issued by FASB (including the Emerging Issues Task Force) and the AICPA did not, or are not, believed by the Company's management, to have a material impact on the Company's present or future financial statements.

All other newly issued accounting pronouncements but not yet effective have been deemed either immaterial or not applicable.

### 3. Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The U.S. federal income tax rate of 21.0% is being used.

Reconciliation between our effective tax rate and the United States statutory rate is as follows:

|  | Year Ended December 31, 2025 | Year Ended December 31, 2024 |
|---|---|---|
| Expected federal tax rate | 21.00% | 21.00% |
| State income taxes, net of federal benefit | 3.16% | 3.16% |
| Change in valuation allowance | (21.46%) | (21.46%) |
| Effective tax rate | - | - |

Significant components of our deferred tax assets and deferred tax liabilities consist of the following:

|  | December 31, 2025 | December 31, 2024 |
|---|---|---|
| Deferred tax assets: |  |  |
| Net operating loss carryforward, net of tax effect | $ 1,075,953 | $ 1,041,860 |
| Total deferred tax assets before valuation allowance | 1,075,953 | 1,041,860 |
| Less: Valuation allowance | (1,075,953) | (1,041,860) |
| Net deferred tax assets: | $ - | $ - |

|  | Year Ended December 31, 2025 | Year Ended December 31, 2024 |
|---|---|---|
| Statutory rate applied to income before income taxes | $ (34,600) | $ (7,507) |
| Increase in income taxes results from: |  |  |
| Temp differences | - | - |
| Non-deductible expense | 514 | - |
| Change in valuation allowance | 34,086 | 7,507 |
| Income tax expense | $ - | $ - |

At December 31, 2025, we had net operating loss carry forwards of approximately $4,453,000 that may be offset against future taxable income. Net operating losses from tax years up to 2016 can be carried forward twenty years. Under the CARES Act, we can carry forward net operating losses indefinitely for net operating losses generated in a tax year beginning after 2016, that remain after they are carried back to tax years in the five-year carryback period. No tax benefit has been reported in the December 31, 2025 and 2024 financial statements since the potential tax benefit is offset by a valuation allowance of the same amount.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carry forwards may be limited as to use in future years. With few exceptions, we are no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2021.

## 4. Related Party Transactions

The Company received funds in prior years from its two executives, Andrew P. Zagorski (CEO) and James Caruso (VP) to support its operations. These advances were non-interest bearing and payable on demand, As of December 31, 2023, the remaining balance of the payable was $13,500, which was fully settled during 2024.

On February 5, 2024, the Company executed a mortgage for the remaining balance due on a building purchased from Timber Investors LLC, a related party. The principal was $267,000, with an interest rate of 3.0%. Monthly payments are $1,750, and the loan matures on February 5, 2040. The balance at December 31, 2025 and 2024 was $242,143 and $255,068, respectively.

During 2025, an officer loaned the Company $2,000. The loan is non-interest bearing, due on demand and unsecured.

## 5. Loans and Notes Payable

The Company has entered into several financing arrangements with external parties, namely Sooner State Bank and Timber Investors LLC, to support its operational and capital requirements. The details of each loan are as follows:

To finance a truck used in operations, the Company entered into a loan agreement with Sooner State Bank on May 25, 2021. The principal was $70,000, with an interest rate of 4.14%. The loan matures in 2026. The balance at December 31, 2025 and 2024 was $7,743 and $22,736, respectively. The loan is secured by the truck.

On January 20, 2023, the Company entered into a promissory note with Sooner State Bank with a principal of $413,620. The balance at December 31, 2025 and 2024 was $349,491 and $372,960, respectively. The loan bears interest at 7.5%, requires monthly payments of $4,250, and matures on January 15, 2028. The loan is secured by the property.

To finance an additional vehicle used in operations, the Company entered into a loan agreement with Sooner State Bank on May 9, 2024. The loan bears interest at 8.5%, requires monthly payments of $1,200, and matures in 2028. The loan is secured by the vehicle. The balance at December 31, 2025 and 2024 was $29,604 and $40,924, respectively.

During 2025, the Company entered into an additional loan on real estate owned by the Company of $101,529. The loan is repayable at $1,250 monthly through October 2030, at which time the balance is due in full. The loan has an interest rate of 7.75% and is secured by a lien on the property. The Company paid loan fees of $1,528 which are being amortized over the 60 month term of the loan. The balance at December 31, 2025 is $100,332.

On February 5, 2024, the Company executed a mortgage for the remaining balance due on a building purchased from Timber Investors LLC, a related party. The principal was $267,000, with an interest rate of 3.0%. Monthly payments are $1,750, and the loan matures on February 5, 2040. The balance at December 31, 2025 and 2024 was $$242,143 and $255,068, respectively.

During 2025, an officer loaned the Company $2,000. The loan is non-interest bearing, due on demand and unsecured.

The table below presents the outstanding balances of the Company's loans as of December 31, 2025, together with scheduled maturities over the next five years:

The future minimum loan and notes payable payments as of December 31:

| For the Year Ending December 31, | | |
|---|---|---|
| 2026 | $ | 68,482 |
| 2027 | | 166,777 |
| 2028 | | 219,061 |
| 2029 | | 24,008 |
| Thereafter | | 253,109 |
| Total | $ | 731,437 |

## 6. Equity

The Company is authorized to issue 100,000,000 shares of common stock with a par value of $0.0005 per share. As of December 31, 2025 and 2024, 7,116,300 and 7,115,800 shares were issued and outstanding.

In 2025, the Company issued 800 shares of common stock for services. The shares were valued at a recent offering price of $5.00 per share or $4,000.

**Voting:** Common stockholders are entitled to one vote per share.

**Dividends:** The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 9,500 shares of Series A preferred stock with a par value of $0.0005 per share. As of December 31, 2025 and 2024, all shares were issued and outstanding.

**Voting:** Preferred shareholders have voting rights equal to 1,000 votes per share of Series A preferred stock, equivalent to one thousand shares of common stock per preferred share.

**Dividends:** The holders of the Series A preferred stock are not entitled to receive dividends.

**Liquidation preference:** In the event of any liquidation, dissolution, or winding up of the Company, the holders of the Series A preferred stock are not entitled to receive any distribution of net assets before any amount is paid to the holders of common stock.

The Company has authorized 500,000 shares of preferred stock with a par value $0.0005 per share. As of December 31, 2025 and 2024, there are no shares issued and outstanding.

## 7. Concentrations

During the year ended December 31, 2025, we purchased raw materials, in the aggregate of 52% from vendor A and 16% from vendor B, respectively.

## 8. Commitments

We are not the subject of any pending legal proceedings; and to the knowledge of management, no proceedings are presently contemplated against us by any federal, state or local governmental agency. Further, to the knowledge of management, no director or executive officer is party to any action in which any has an interest adverse to us.

## 9. Subsequent Events

We evaluated all events or transactions that occurred after the balance sheet date through April 28, 2026, the date when we issued these financial statements, and other than as described below, we did not have any material recognizable subsequent events during this period.